PART III: Manner of Operations

Item 2: Eligibility for ATS Services

b.   Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services?

☒ Yes   ☐ No

If yes, list and provide a summary of the conditions.

Only Persons that have satisfied JPMS' onboarding requirements are permitted to be JPMS clients, and only JPMS clients that are either "institutional accounts," as defined by FINRA Rule 4512, or broker-dealers are permitted to be Subscribers of JPB-X. JPMS' onboarding requirements are based in part on, e.g., regulatory "Know Your Customer" and anti-money laundering requirements and vary depending on the characteristics of the Person's business. Before accessing JPB-X, a Subscriber must work with JPMS to establish connectivity between the Subscriber and the algorithms/SOR (via JPMS' JISU technology or an order management system selected by the Subscriber). Subscribers that access JPB-X are subject to any applicable contractual agreements with JPMS (e.g., ~~an~~ Electronic ~~Access and~~ Trading ~~Agreement~~Terms of Service).

Item 5: Means of Entry

c.   Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)?

☒ Yes   ☐ No

If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker- Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.

Subscribers can enter firm orders into JPMS' algorithmic trading strategies, which can direct the SOR to enter child Firm/Conditional Orders into JPB-X based on the algorithmic trading strategies' own routing determinations or, with respect to the initial conditional order only, the routing determinations of Subscribers. Subscribers also can enter firm orders into the SOR, which can enter child Firm/Conditional Orders designated for Close Price Match into JPB-X based on the SOR's own routing determinations or, with respect to the initial conditional order only, the routing determinations of Subscribers. The SOR accesses JPB-X through a proprietary FIX messaging protocol. Subscribers can enter firm orders into JPMS algorithmic trading strategies and the SOR via a client gateway (JPMS' JISU technology or an order management system selected by the Subscriber). Subscribers can opt out of having the algorithms/SOR route Firm/Conditional Orders to JPB-X. Subscribers that access the algorithms/SOR are subject to any applicable contractual agreements with JPMS, such as any Electronic ~~Access and Trading Agreements~~Terms of Service, the terms of which (regarding, e.g., intellectual property rights, warranties, indemnification obligations, and limitations of liability) are sometimes negotiated and generally do not contain specific terms and conditions for accessing JPB-X through the algorithms/SOR. There is no means by which to access JPB-X through the algorithms/SOR that is available to JPMS business units or JPMS affiliates but not to Subscribers. Unless otherwise noted, the description above applies to both Firm/Conditional Orders designated for VWAP Price Match and Firm/Conditional Orders designated for Close Price Match (see Part III, Item 7).

Item 6: Connectivity and Co-location

    a.   Does the NMS Stock ATS offer co-location and related services (e.g., cabinets and equipment, cross-connects)?

        ☒ Yes   ☐ No

        If yes, provide a summary of the terms and conditions for co-location and related services, including the speed and connection (e.g., fiber, copper) options offered.

JPMS' JISU technology, a low-latency platform that is accessible through a standard FIX messaging protocol (FIX 4.2 API), can share the same rack space in the Equinix NY4 New York IBX Data Center with the JPMS trading algorithms, SOR, JPB-X, and JPM-X. Subscribers that access JPB-X by routing Firm/Conditional Orders directly to JPB-X route via JISU. In addition, Subscribers that access JPB-X by routing orders to JPMS trading algorithms or by routing Firm/Conditional Orders to the SOR can increase the speed of their communications with JPB-X by routing via JISU. A Subscriber can access JISU via a fiber cross-connect between the hardware of a third-party connectivity provider selected by the Subscriber and JISU. The bit rate of the cross-connect may vary depending on the connectivity provider. A Subscriber that accesses JISU is subject to any applicable contractual agreements with JPMS (such as ~~EATAs~~Electronic Trading Terms of Service, discussed in response to Part III, Item 5(c)) and/or with the third-party connectivity provider selected by the Subscriber and could be liable for charges resulting from such connectivity under the agreements. Subscribers also can contract directly with Equinix to be located in the Equinix NY4 New York IBX Data Center, the same data center in which the JPMS trading algorithms, SOR, JISU, JPB-X, and JPM-X are located. Subscribers, however, cannot share the same rack space with the JPMS trading algorithms, SOR, JISU, JPB-X, and JPM-X. Subscribers, irrespective of their location, can, but are not required to, access JISU.

Exh1SchA

Part I: **Part I, Item 8—Identifying Information**

Request: *Attach as Exhibit 1, the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers.*

Response:

Schedule A –Direct Owners

Full Legal Name	CRD / Tax ID		Entity Type	Roles	Date Role Acquired	Ownership %	Control Person	Public Reporting Company
J.P. Morgan Broker-Dealer Holdings Inc.	13-4110995		Domestic Entity	Stockholder	09/2010	75% or more	Y	N
Bell, Jeremy	4268755		Individual	Chief Compliance Officer-Registered Investment Adviser	11/2019	Less than 5%	N	N
Bisesi, Brian J	3090554		Individual	Elected Manager and Member	02/2022	Less than 5%	Y	N
Collins, James Michael	2725065		Individual	Chief Financial Officer	06/2008	Less than 5%	N	N
Dempsey, Patrick Paul	2830362		Individual	Treasurer	08/2013	Less than 5%	N	N
Dugger, Christina B	5599227		Individual	Chief Compliance Officer-Broker Dealer	11/2019	Less than 5%	N	N
Freilich, William Howard	2203801		Individual	Chief Legal Officer	05/2013	Less than 5%	N	N
Jury, Claudia	6403910		Individual	Elected Manager and Member	02/2020	Less than 5%	Y	N
Klion, Roger	5082261		Individual	Chief Operating Officer	10/2020	Less than 5%	N	N
~~Keough, Kelli A~~	~~4653791~~		~~Individual~~	~~Elected Manager and Member~~	~~08/2021~~	~~Less than 5%~~	~~Y~~	~~N~~

Formatted Table

JPMS CRD No:79
JPB-X Form ATS-N

Full Legal Name	CRD / Tax ID	Entity Type	Roles	Date Role Acquired	Ownership %	Control Person	Public Reporting Company
Rivas, Fernando	4803269	Individual	Elected Manager and Member	07/2022	Less than 5%	Y	N
Sieg, William Phillip	1066159	Individual	Elected Manager and Member	08/2021	Less than 5%	Y	N
Simmons, John E	2727754	Individual	Elected Manager and Member	02/2021	Less than 5%	Y	N
Sippel, Jason Edwin	1718602	Individual	CEO, Chairman, Elected Manager and Member	01/2013	Less than 5%	Y	N
Tepper, Eric David	2242377	Individual	Elected Manager and Member	08/2017	Less than 5%	Y	N
Winkelman, Amanda Denise	2352562	Individual	Elected Manager and Member	10/2019	Less than 5%	N	N